Exhibit 77D - Policies with respect to security investments -
For Period Ended 10-31-2006

First Trust Strategic High Income Fund

The Fund is currently permitted to invest up to 15% of its Managed Assets in foreign securities. At a meeting held on October 24, 2006, the Board of Trustees of the Fund adopted the following policy:

First Trust Strategic High Income Fund may invest up to 50% of its Managed Assets in foreign securities, provided, however, that the total of 30% of the percentage of Managed Assets invested in obligations of foreign domiciled structured finance issuers plus the percentage of Managed Assets invested in other foreign domiciled issuers does not exceed 15% of the Funds Managed Assets.

The Fund is also currently permitted to invest up to 15% of its Managed Assets in securities below "CCC" or a comparable rating) by at least one nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined to be of comparable quality by the Sub-Advisor. At the October 24, 2006 meeting, the Board of Trustees also amended that policy to allow up to 20% of the Fund's Managed Assets to be invested in such securities.

The changes in policy described above were not required to be, and were not, approved by the shareholders of the Fund. The new policies may also be changed by the Board of Trustees without shareholder approval. The new policies will be effective on March 1, 2007.